Exhibit 99.1

858 Beatty Street Suite 501 Vancouver, B.C. Canada V6B 1C1 Phone: (604) 895-2700 www.westfraser.com

NEWS RELEASE

WEST FRASER TIMBER CO. LTD.

Tuesday, April 6, 2021

West Fraser Announces Redemption of Norbord Notes due 2027

Vancouver, B.C. — West Fraser Timber Co. Ltd. (“West Fraser” or the “Company”) (TSX and NYSE: WFG) announced today that its wholly-owned subsidiary, Norbord Inc. (“Norbord”), will redeem on May 6, 2021 all of Norbord’s outstanding 5.75% Notes due July 15, 2027 (the “2027 Notes”). A total of approximately US$349.4 million of 2027 Notes are presently outstanding following the repurchase of approximately US$0.6 million of 2027 Notes under the change of control offer required under the relevant note indentures in connection with the acquisition of Norbord and announced on March 2, 2021.

The redemption will be completed under the optional redemption provisions of the indenture governing the 2027 Notes at a redemption price equal to 100% of the principal amount of the 2027 Notes plus a make-whole premium based on the July 15, 2022 early call date together with accrued and unpaid interest to, but excluding, the redemption date. The impact of this transaction is not expected to be material to West Fraser’s earnings.

“Redemption of these notes, which we will fund with cash on hand, will reduce our indebtedness and is one step in the process of optimizing our capital structure following the acquisition of Norbord,” said Ray Ferris, West Fraser’s President and CEO.

This news release does not constitute a notice of redemption of the 2027 Notes, nor a solicitation to buy or an offer to purchase or sell any securities. The notice of redemption was sent to the registered holders of the 2027 Notes on April 6, 2021. The 2027 Notes are to be surrendered to the paying agent in exchange for payment of the redemption price. On and after the date of redemption, the 2027 Notes will no longer be outstanding, interest thereon will cease to accrue and all rights of the holders of the 2027 Notes will cease to exist, except for the right to receive the redemption price on the date of redemption.

The Company

West Fraser is a diversified wood products company with more than 60 facilities in Canada, the United States, the United Kingdom, and Europe. From responsibly sourced and sustainably managed forest resources, the Company produces lumber, engineered wood products (OSB, LVL, MDF, plywood, and particleboard), pulp, newsprint, wood chips, other residuals and renewable energy. West Fraser’s products are used in home construction, repair and remodeling, industrial applications, papers, tissue, and box materials.

Forward-Looking Statements

This news release contains forward-looking information or forward-looking statements (collectively, “forward-looking statements”) within the meaning of applicable securities laws, including statements related to expectations about the planned redemption of the 2027 Notes and timing and the materiality of the 2027 Notes redemption on earnings, and other statements related to the Company’s strategy, projects, plans, future financial or operating performance and other statements that express management’s expectations or estimates of future performance. The reader is cautioned that forward-looking statements are based on certain assumptions and are subject to known and unknown risks and uncertainties (both general and specific) that contribute to the possibility that the future events or circumstances contemplated by the forward-looking information will not occur. Readers should also refer to the risk factors set forth in the Company’s annual information form and management’s discussion and analysis for the year ended December 31, 2020, each dated February 11, 2021, available at SEDAR (www.sedar.com) and EDGAR (www.sec.gov/edgar.shtml). There can be no assurance that the plans, intentions or expectations upon which forward-looking statements are based will be realized. Actual results may differ, and the difference may be material and adverse to the Company and its shareholders.

For More Information

West Fraser Investors:

Robert B. Winslow, CFA

Director, Investor Relations & Corporate Development

Tel. (416) 777-4426

shareholder@westfraser.com

West Fraser Media:

Heather Colpitts

Director, Corporate Affairs

Tel. (416) 643-8838

shareholder@westfraser.com